Exhibit 12.1
BreitBurn Energy Partners L.P.
Computation of Ratio of Earnings
to Fixed Charges
(In thousands)

	Predecessor		Successor
	BreitBurn Energy
	Company L.P.		BreitBurn Energy Partners L.P.
	Year Ended	January 1 to	October 10 to			Year Ended	Nine Months Ended
	December 31,	October 9,	December 31,	Year Ended December 31,		December 31,	September 30,
	2005	2006	2006	2007	2008	2009	2010
Net income (loss)	39,007	48,048	1,871	(60,357)	378,236	(127,285)	90,565
Income tax expense (benefit)	—	90	(40)	(1,229)	1,939	(1,528)	235

Total earnings	39,007	48,138	1,831	(61,586)	380,175	(128,813)	90,800

Interest and other financing costs, net (a)	1,731	2,751	105	6,391	30,107	39,846	29,561
Realized losses on interest rate swaps (b)	—	—	—	—	2,916	13,115	8,761

Total fixed charges	1,731	2,751	105	6,391	33,023	52,961	38,322

Ratio of earnings to fixed charges	22.5x	17.5x	17.4x	(c )	11.5x	(d )	2.4x

(a)	Includes interest associated with operating leases.

(b)	Excludes 2008 Lehman termination.

(c)	Earnings were inadequate to cover fixed charges by $68.0 million for the year ended December 31, 2007.

(d)	Earnings were inadequate to cover fixed charges by $181.8 million for the year ended December 31, 2009.